Sit Investment Associates
Mutual Funds Newsletter
Summer 2012

Retirement Planning

Planning for retirement should be a lifelong process that typically includes regular savings in an Individual Retirement Account (IRA) or an employer-sponsored retirement plan such as a 401(k), with some form of asset management to provide income in the retirement years. Retirement planning is challenging due to the number of available investment options, the many factors to consider, and the necessity of making your "nest egg" last through your retirement years. However, utilizing a few essential elements during the process of retirement planning can make it a more enjoyable, reliable, and successful endeavor.

Have a Written Plan

Determining how much you will need to save for retirement can be difficult because there are many factors to consider, such as investment returns, inflation, life-expectancy and tax rates as well as various assumptions that must be made regarding those factors. For example, realistic return expectations for stocks, bonds and other investments must be assumed. Using a higher rate of return would require smaller investments to be made over time, but it also increases the odds of a shortfall if that higher rate of return is not realized. Likewise, estimates for inflation rates must be made, which can have a large impact on the assets required to help meet your income needs. Given that returns, inflation and other variables can be difficult to estimate and may change significantly, a written plan is essential to provide ongoing reference points to determine if adjustments to the plan are needed.

To get an idea of how much to save each year for retirement, you may want to obtain the American Savings Education Council's "Ballpark Estimate." It can be completed online at http://www.choosetosave.org/ballpark/.

For your investment goals, your plan should follow the *SMART* concept:

Specific: Each goal should be as specific as possible to ensure that you can act upon it. For example, it is better to state "I would like to have $200,000 in my retirement account by the time I turn 50" than "I would like to have a lot of money before I retire."

Measureable: Your goal(s) must be quantified as in the example above in order to track progress.

Attainable and Realistic: A realistic goal that can be achieved with reasonable savings and other investment assumptions is more motivating than a goal that is too challenging to meet.

Time-Sensitive: A goal should have a timeline with start and end dates as well as regular "check-in" times to monitor progress. Alternatively, a set of smaller goals can assist with a larger, long-term goal.

Diversify

Allocating assets across a number of different types of investments such as stocks, bonds, real estate, precious metals and others does not guarantee higher returns, but it may help keep a portfolio's returns at a more stable level over time. After an investor contemplates his/her ability and willingness to take risks (not only risk of a loss, but overall volatility of returns) with investments, then it is time to construct a portfolio that best matches that risk level. Regardless of whether an investor consults a financial professional or takes a do-it-yourself approach to choosing investments, a very important part of the ongoing process is rebalancing the portfolio over time. Returns on different asset classes can vary significantly such as in 2008 when the S&P 500 Index, a general gauge of the U.S. stock market, fell -37% while the Barclay's Aggregate Bond Index, a proxy for investment-grade U.S. bonds, rose over +5%. This disparity in returns would have created a sizable shift in a portfolio's asset weightings. Rebalancing, especially when markets are more volatile, can have the effect of a forced "buy-low and sell-high" strategy, which is exactly what an investor should seek to accomplish.

Review

Reviewing the plan and measuring its progress are just as important as developing the initial plan. Not only should progress be checked, but the underlying assumptions that went into the plan when it was first implemented should be assessed as well, e.g., rates of return, tax laws, inflation. Adjustments should be made and figures recalculated. The actual goals themselves may change as well over time, which emphasizes the importance of a regular review process that should take place annually at a minimum. Even if no changes are made after several reviews, the consistent nature of the process may highlight a trend in a particular variable that should be addressed. For example, if the monthly dividends being paid out during retirement seem to be somewhat lower than expected, the underlying assumption for yields, the amount invested in the security or possibly the funding goal itself may need to be adjusted.

Whatever an investor's goals, risk tolerance or time horizon may be, Sit Mutual Funds offers a variety of options to assist investors in meeting their goals. On page sixteen of this newsletter you will find samples of Sit Funds' portfolios to use for a variety of investment objectives. Each portfolio is a guideline that can be adjusted to meet an individual's own unique financial situation or investment preferences. Please call an Investor Services Representative at 800-332-5580 or visit our website at www.sitfunds.com for more information on the Sit Funds.

(Continued on page 16.)

Investment Outlook and Strategy Summary *by Roger J. Sit - Chairman and President*



Although the third and final estimate of first quarter 2012 real GDP growth was unchanged from the second estimate of +1.9%, there were some shifts in several of the major components. Downward adjustments to personal consumption expenditures (PCE) and the change in business inventories were offset by upward revisions to net exports and business capital spending.

Real personal spending increased +0.1% in May following a similar gain in April. The PCE for Durable Goods subtracted from real personal spending as it declined in May -0.4%, in large part because of slower motor vehicle sales. On the other hand, PCE for Services contributed positively to in May as it increased +0.2%. June PCE may very well have improved as the lull in demand for motor vehicles that occurred in May, convincingly reversed in June. Our sensitivity analysis shows that if June real PCE was in the range of +0.1% to +0.2%, second quarter annualized real PCE growth will have been approximately +1.5%.

Revisions to the April and May payroll data resulted in a minor net downward adjustment of 1,000 jobs. The June nonfarm payrolls report, released on July 6th, showed that the economy added 80,000 jobs, but the jobless rate held steady at 8.2%. There is no question that the June payrolls data were disappointingly weak; however, there were some mitigating factors. First, there is probably still some residue from the unusually strong period of job creation during the winter months that resulted from the mild weather. Additionally, much of the establishment data was positive. Specifically, average hourly earnings, aggregate hours worked and aggregate weekly payrolls were all up in the most recent report.

Job growth has been decidedly disappointing for some time now, and it has extended over the last few months. The stubbornly slow rate of job growth that has existed throughout the post-financial crisis recovery has been the subject of much research. Studies show that new businesses contribute most to job creation. The most likely cause of the anemic job growth during the current recovery is the decline in the rate of new businesses created. Just before the financial crisis began, about 220,000 businesses were formed each quarter. The figure fell to 170,000 during the Great Recession and has still only recovered to 190,000 per quarter. There also seems to be a correlation between slower new business creation and the lower level of home equity available to small entrepreneurs looking for ways to finance new businesses. Until these problems are resolved, we expect the subpar rate of economic growth to persist.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), declined -0.3% in May, more than the expectation of a -0.2% decrease. On a year-over-year basis, CPI inflation slowed to +1.7%, the lowest pace since January 2011. As the FOMC suggested earlier this year, the increase in energy prices has proven to be fleeting. Energy prices declined -4.3% in May, largely driven by a decrease in gasoline prices. Core CPI, which excludes the volatile food and energy sectors, increased +0.2%, matching the consensus estimate. Overall, inflation remains very controlled and we expect this to continue.

The Federal Reserve's U.S. trade-weighted major currencies dollar index increased +1.5% in June. The dollar has strengthened to a level not seen since the third quarter of 2010. As risks in Europe and around the world remain at heightened levels, the U.S. dollar continues to gain strength as the world's major safe haven currency.

We expect the subpar economic recovery in the United States to continue. We believe that economic data will continue to oscillate between weaker and stronger reports, but, ultimately, the trend will be two steps forward and one step back. While we are still forecasting real GDP growth to strengthen slightly in the second half of the year, resulting in an annual 2012 real GDP growth rate of +2.2%, we also believe there is downside risk to this forecast.

Equity Markets

Stocks have edged higher over the past twelve months, shaking off the ongoing and interrelated problems of too much debt (at both the government and consumer levels), fragile real estate markets, and high unemployment rates. Tepid growth in the U.S. and slowing economic conditions outside the U.S. (particularly in China and Europe) will clearly pose challenges to continued corporate earnings growth in the months ahead. From our perspective, however, the good news is that high-quality growth companies are inexpensive and earnings expectations are beginning to reflect a slower economic growth backdrop. We continue to emphasize the electronic technology, producer manufacturing, health technology and consumer non-durables sectors. We also continue to emphasize quality in our stock selections, favoring companies with strong balance sheets, predictable earnings growth and consistent cash flow generation.

With regard to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 7th out of 33 countries for the first half of 2012. The U.S. dropped slightly from 6th last month. On a regional basis, only Latin America was negative for the year, all other regions and the world ex-U.S. had positive returns with the Asia-Pacific region achieving the strongest performance.

Fixed Income Markets

Increasing economic stress overseas, fears over the upcoming U.S. "fiscal cliff" and a looming reopening of the debt ceiling debate have all combined to encourage the Federal Reserve to remain highly accommodative. As a result, interest rates for many fixed income sectors fell further over the past twelve months, most notably for U.S. Treasuries as global investors flocked to U.S. government securities as a safe haven. U.S. Treasury rates remain exceptionally low. We believe high-quality corporate bonds, closed-end funds and mortgages continue to provide investors with attractive risk-adjusted return potential. Tax-exempt municipal bonds continued to post positive returns over the year, and yields declined during the quarter – approaching new lows.

Identity Theft by Steve Benjamin, CEBS, CRPC

The stealing of personal information to commit financial fraud (also known as identity theft) is one of the fastest growing crimes in the United States. Identity theft occurs when someone uses your name, Social Security number, or bank or credit card number without your permission to commit fraud or other crimes. The Federal Trade Commission (FTC) estimates that as many as 9 million Americans have their identities stolen each year.

The crime takes many forms and you may not discover the theft until you review your financial statements or credit report and see charges that aren't yours. Incredibly, some people learn that someone has stolen their identity to obtain a large tax refund from the Internal Revenue Service (IRS). Nina Olson, the IRS's national taxpayer advocate, recently reported to Congress that the IRS is "experiencing unprecedented backlogs" in processing tax returns because of identity theft.

Not surprisingly, the damage that criminals cause takes far longer to undo than it took to commit the crimes. The FTC estimates that recovering from an identity theft requires about 200 hours of work over a six month period. Most of the workload includes making certain that you are not held responsible for the debt incurred by the theft. Sadly, some victims of identity theft lose out on job opportunities or are denied loans for education, housing or cars because of negative information on their credit reports.

An ounce of prevention is worth a pound of cure. Be proactive and consider taking these steps to protect yourself from becoming a victim of identity theft:

- Do not provide personal or financial information on the telephone unless you have initiated the transaction or are absolutely certain with whom you are speaking.
- Carry only documents you need. Keep your birth certificate, passport and Social Security card at home or in a safe deposit box.
- Mail your bills at the Post Office or a secure mailbox. Leaving outgoing mail in your mailbox allows anyone to access your personal and credit card information. Also be sure to instruct the Post Office to hold your mail when you're out of town.
- Check your bank and credit card statements to ensure that they are accurate, and know when to expect them in the mail. Notify your financial institution immediately if statements stop arriving at their normal times.
- Don't throw out personal documents without shredding them first because identity thieves routinely pick through garbage and recycling bins. Shred documents that include your personal, financial and medical information. Also be sure to shred "preapproved" credit card applications.
- Be suspicious of emails that "phish" for personal information. Don't respond to emails that ask for personal information and don't click on a link provided in an unsolicited email. The link could direct you to a criminal's web site that may appear similar to that of a legitimate financial institution.
- When using the Internet or other computer programs, create hard-to-guess passwords that use a combination of letters, numbers and symbols. Don't use the same password for more than one account.
- Be sure your anti-virus software is up-to-date and maintain a firewall to guard against unwanted access to your computer.

When entering your credit card number or PIN on the Internet, look for the closed lock and an Internet address beginning with "https" (the "s" stands for secure) so you know your financial information will be encrypted. If you don't see these, your transaction will not be transmitted securely over the Internet. After completing your transaction on the secure site, clear your browser's cache to ensure no one else can view your confidential information.

The three major credit reporting bureaus (Equifax, Experian and Trans Union) must provide you with a free copy of your credit report once every 12 months. You can obtain your free copy by visiting www.annualcreditreport.com or by calling 1-877-322-8228 to verify that your credit history is accurate. If you see a discrepancy, contact the credit bureaus immediately. For more information and helpful resources, visit www.ftc.gov/idtheft or www.irs.gov/identitytheft.

2012 Annual Shareholder Meeting

The 2012 Sit Mutual Funds annual shareholder luncheon is Monday, October 29th at the Edina Country Club. Lunch will be served at 11:30 a.m. and the program will begin at 11:45. Roger Sit will speak about the firm's investment strategy and outlook. Economist Dr. Sidney Jones will speak about the economy and Congressman William Frenzel will discuss the upcoming elections. Fixed-Income President Mike Brilley will discuss the Sit bond funds. After their presentations, Portfolio Managers Kent Johnson and Debbie Sit will join the speakers to answer our guests' questions.

All shareholders are welcome to attend the luncheon. Invitations will be mailed to shareholders residing in Minnesota, Wisconsin, Iowa, North Dakota and South Dakota. If you reside outside those states, please call our meetings reservation number 612-359-2606 to let us know that you plan to attend.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Mutual Funds Market Summary: Second Quarter 2012

Fixed Income

In addition to global economic uncertainty, the extension of the Federal Reserve's "Operation Twist" Treasury security purchase program contributed to a decline in U.S. Treasury yields and a flattening of the yield curve. Specifically, the 2-year U.S. Treasury note yield was .30% on June 30, 2012, -3 basis points lower than its previous quarter-end level. The 30-year U.S. Treasury Bond yield ended the quarter at 2.75%, -59 basis points lower than the previous quarter-end.

The Barclays Aggregate Bond Index, in which most U.S. traded investment grade bonds are represented (excluding municipal bonds and Treasury inflation-protected securities), returned just over 2% for the quarter. U.S. Treasuries was the best performing sector, driven by longer maturity issues. The 30-year U.S. Treasury produced a double-digit positive return for the quarter. Corporate bonds were the second best performing sector. Asset-backed and mortgage-backed securities returns were less positive, primarily due to their shorter duration.

Despite small negative monthly returns in June as yields trended slightly higher amidst the largest monthly supply of the year, tax-exempt municipals posted solidly positive returns again in the second quarter of 2012. Longer-duration tax-exempts continued to outperform shorter-duration issues, and lower-rated credits continued to outperform higher-rated credits. The extension of these trends has led to longer duration and lower credit quality tax-exempt sectors posting double-digit returns over the past twelve months. Revenue bonds continued to outperform general obligation bonds during the quarter, as yield spreads narrowed. Within the revenue bond sectors, hospital sector bonds provided the strongest returns, followed by lease bonds and industrial revenue bonds, while the shorter-duration electric and housing sectors lagged in price appreciation.

State and local issuers continued to adjust to fiscal challenges. Despite posting nine quarters of consecutive growth in state tax collections, according to the Nelson A. Rockefeller Institute of Government, improvements in local revenues have lagged. We continue to see adjustments made to address fiscal stresses at the state level trickle down to affect finances at local levels.

Despite being up slightly in recent years, overall municipal default rates remain very low, particularly in comparison to corporate default rates. We expect municipal defaults to remain isolated events.

The Sit fixed income mutual funds are defensively positioned against an eventual rise in interest rates, as we expect the current accommodative policy to drive inflation higher over the intermediate time horizon. We continue to invest in higher-rated sectors that should outperform in the event of further federal government ratings downgrades. Relative yield ratios of tax-exempt bonds to comparable duration Treasury securities suggest that tax-exempt securities remain very attractive in the current interest rate environment.

Equities

Despite economic challenges in many regions of the world, U.S. equities managed to post modest gains over the past twelve months. Against a backdrop of slowing corporate earnings growth and continued market volatility, we believe that diversification and a focus on high-quality growth companies is appropriate. We also believe that economic issues both within and outside the U.S. are largely reflected in the valuations and earnings expectations for stocks. Our research team is highly focused on companies with strong, experienced management teams, sound balance sheets, and sustainable earnings growth potential.

The Sit Large Cap Growth Fund remains well diversified, with the heaviest weighted sectors being electronic technology, technology services, consumer non-durables, and producer manufacturing. Our research effort is focused on companies that are attractively valued relative to their long-term projected earnings growth rates, which we expect will reward shareholders over time.

Global economic conditions have led investors to a more risk-adverse stance with regard to small and mid cap stocks. With corporate balance sheets exceptionally strong and companies continuing to generate significant free cash flow, our investment team continues to focus on mid-sized companies that do not require a robust economy to deliver earnings growth, seen currently in diverse sectors within the Sit Mid Cap Growth Fund.

Small cap stocks posted only modest declines over the past twelve months despite significant volatility from quarter to quarter. The Sit Small Cap Growth Fund posted a -5.61% return in the second quarter compared to the Russell 2000® Index's -3.94% return. The Fund outperformed the Index for the six-month and one-year periods. Our research staff has identified growth opportunities in many diverse economic sectors, including technology, healthcare, manufacturing, finance and retail trade.

The Sit Dividend Growth Fund trailed the S&P 500® Index over the past year, but the Fund had a slight lead over the Index in the second quarter.

The Sit International Growth Fund was down -4.87% for the second quarter of 2012, but significantly outperformed the MSCI EAFE Growth Index, which returned -7.27% for the quarter. The Fund has a significant weight in Europe relative to the Index. Within Europe, the Fund is materially underweight holdings in the euro area and overweight stocks outside that area in the UK and Switzerland. Most of the European holdings in the Fund have significant exposure to other developed and emerging markets rather than local European markets. While not completely sheltered from the European financial crisis, we believe the broad geographic exposure among the stocks held will help limit the potential impact from the crisis.

The slowdown in China and Latin America has dragged global equity markets lower – particularly emerging market-related stocks. The Sit Developing Markets Growth Fund's tilt towards consumption-related companies in those regions in the first half of 2012 had an adverse impact on performance. Nevertheless, the Fund outperformed the MSCI Emerging Markets Index for the quarter ended June 30, 2012. The Fund was down -9.28% vs. the Index's -10.0% return.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit U.S. Government Securities Fund

As of June 30, 2012

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	0.73	2.20	4.37	5.47	4.29	6.32	2.36	2.45
Barclays Interm Gov't Index	1.45	5.01	4.44	5.77	4.63	6.49		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
U.S. Government Securities	1.19	3.35	2.48	4.13	6.92	5.13	7.78	4.91	2.72	1.74
Barclays Interm. Gov't Index	2.29	2.33	1.68	3.84	8.47	10.43	-0.32	4.98	6.08	1.07

PORTFOLIO SECTOR ALLOCATION (%)

CMO	44.6
FNMA Pass-Through	29.0
FHLMC Pass-Through	13.2
GNMA Pass-Through	6.5
U.S. Treasury/Federal Agency	3.9
Asset-Backed	1.5
Cash & Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$1,819.2
Average Maturity:	2.19 Years
Effective Duration:	1.8 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Mark H. Book, CFA, 25 years
Bryce A. Doty, CFA, 22 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays Intermediate Government Index is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Sit Tax-Free Income Fund

As of June 30, 2012

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE



Duration
Short
Interm
Long
High
Mid
Low
Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Tax-Free Income	3.02	12.49	9.29	4.23	3.87	5.46	4.35	4.46
Barclays 5-Year Muni Index	1.21	5.32	5.50	5.97	4.59	5.74		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Tax-Free Income	2.87	3.96	3.30	3.54	0.26	-15.77	22.42	2.49	10.73	5.79
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	1.80

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	15.2
Other Revenue	15.0
Education/Student Loan	12.6
Multi Family Mortgage	12.6
Hospital / Health Care	10.7
Closed-End Mutual Funds	6.9
Insured	5.9
General Obligation	5.4
Sectors Less Than 5.0%	11.2
Cash and Other Net Assets	4.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$169.5
Tax-Equivalent Yield:	6.69%
Average Maturity:	16.9 Years
Duration to Estimated Avg. Life:	6.2 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Sit Minnesota Tax-Free Income Fund

As of June 30, 2012

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Minnesota Tax-Free Income	2.21	10.35	9.19	5.48	4.88	5.17	3.80	4.10
Barclays 5-Year Muni Bond Index	1.21	5.32	5.50	5.97	4.59	5.01		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Minnesota Tax-Free Income	4.42	3.68	4.44	4.92	1.04	-10.75	22.04	3.19	10.64	4.44
Barclays 5-Year Muni Index	4.13	2.72	0.95	3.34	5.15	5.78	7.40	3.40	6.93	1.80

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.0
Hospital / Health Care	16.1
Single Family Mortgage	15.2
Education/Student Loan	10.3
Other Revenue	9.0
Utility	5.5
Insured	3.4
General Obligation	2.6
Sectors Less Than 2.5%	9.2
Cash and Other Net Assets	9.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$360.1
Tax-Equivalent Yield:	6.34%
Average Maturity:	15.1 Years
Duration to Estimated Avg. Life:	4.6 Years

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 44 years
Debra A. Sit, CFA, 30 years
Paul A. Jungquist, CFA, 18 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Barclays 5-Year Municipal Bond Index is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%. Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. Effective duration is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Sit Balanced Fund

As of June 30, 2012

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

FIXED-INCOME INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Bryce A. Doty, CFA, 22 years
John M. Bernstein, CFA, 19 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The Barclays Aggregate Bond Index is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	-2.53	4.61	11.66	2.36	5.55	6.34
S&P 500® Index	-2.75	5.45	16.40	0.22	5.33	8.01
Barclays Aggregate Bond Index	2.06	7.47	6.93	6.79	5.63	6.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Balanced	19.20	9.22	7.51	7.88	10.52	-26.88	23.12	10.51	2.04	6.35
S&P 500® Index	28.68	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	9.49
Barclays Aggregate Bond Index	4.10	4.34	2.43	4.33	6.97	5.24	5.93	6.54	7.84	2.37

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Apple, Inc.	2.7
Chevron Corp.	2.0
International Business Machines Corp.	2.0
Occidental Petroleum Corp.	1.5
Coca-Cola Co.	1.4

Bonds

Company Name	% of Net Assets
U.S. Treasury Strip, 3.09%, 8/15/20	2.1
GNMA 2005-74 HA, 7.50%, 9/16/35	0.9
Continental Airlines, 9.00%, 7/8/16	0.9
Procter & Gamble (ESOP), 9.36%, 1/1/21	0.9
FHLMC 2238 PZ, 7.50%, 6/15/30	0.8

PORTFOLIO ALLOCATION (%)

Stocks	60.9
Bonds	33.2
Cash and Other Net Assets	5.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.8
Number of Holdings:	169

Sit Large Cap Growth Fund

As of June 30, 2012

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	-5.15	4.39	12.69	1.29	6.05	9.47
Russell 1000® Growth Index	-4.02	5.76	17.50	2.87	6.03	10.45

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Large Cap Growth	26.34	12.79	9.59	9.54	14.14	-34.10	28.14	10.79	-0.53	9.18
Russell 1000® Growth Index	29.75	6.30	5.27	9.08	11.81	-38.44	37.21	16.71	2.64	10.08

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	6.7	Qualcomm, Inc.	2.5
International Business Machines Corp.	4.7	Coca-Cola Co.	2.4
Google, Inc.	3.1	Oracle Corp.	2.2
Chevron Corp.	3.0	Philip Morris International, Inc.	2.1
Occidental Petroleum Corp.	2.7	PepsiCo Inc.	2.1
		Total	31.4

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	19.6
Technology Services	13.2
Consumer Non-Durables	10.7
Producer Manufacturing	9.2
Retail Trade	9.2
Health Technology	9.1
Energy Minerals	6.3
Process Industries	4.6
Sectors Less Than 4.0%	17.0
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$254.3
Number of Holdings:	92
Wtd. Avg. Market Cap (Billions):	109.3
Median Market Cap (Billions):	32.8
Turnover Rate:	15.1 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Ronald D. Sit, CFA, 28 years
Michael J. Stellmacher, CFA, 20 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Sit Mid Cap Growth Fund

As of June 30, 2012

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			
Mid			
Small			

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 22 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 16 years
- Robert W. Sit, CFA, 20 years

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell MidCap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	-6.08	-0.69	16.79	0.92	7.59	11.60
Russell Midcap® Growth Index	-5.60	-2.99	19.01	1.91	8.47	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Mid Cap Growth	38.51	17.02	15.27	9.56	18.87	-45.34	35.59	27.10	-6.53	12.40
Russell Midcap® Growth Index	42.71	15.48	12.10	10.65	11.44	-44.32	46.29	26.38	-1.65	8.10

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
TJX Cos., Inc.	2.6	Ulta Salon Cosmetics & Fragrance, Inc.	1.9
Ecolab, Inc.	2.4	Dick's Sporting Goods, Inc.	1.9
ANSYS, Inc.	2.1	Intuitive Surgical, Inc.	1.8
CF Industries Holdings, Inc.	2.0	Ultimate Software Group, Inc.	1.7
Cummins, Inc.	2.0	Albermarle Corp.	1.6
		Total	20.1

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	11.7
Producer Manufacturing	11.5
Health Technology	10.4
Retail Trade	10.0
Process Industries	9.3
Electronic Technology	9.0
Finance	7.2
Consumer Non-Durables	6.2
Sectors Less Than 5.0%	24.1
Cash and Other Net Assets	1.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$144.6
Number of Holdings:	87
Wtd. Avg. Market Cap (Billions):	$12.2
Median Market Cap (Billions):	$9.0
Turnover Rate:	16.2%

Sit Small Cap Growth Fund

As of June 30, 2012

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	-5.61	0.09	19.25	1.81	7.62	10.39
Russell 2000® Growth Index	-3.94	-2.71	18.09	1.99	7.39	6.43

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Small Cap Growth	34.57	6.79	19.52	7.99	20.43	-42.96	33.06	27.28	-0.23	10.55
Russell 2000® Growth Index	48.53	14.31	4.15	13.34	7.05	-38.54	34.47	29.09	-2.91	8.82

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Ultimate Software Group, Inc.	3.0	Concur Technologies, Inc.	2.0
Alexion Pharmaceuticals, Inc.	2.4	Monster Beverage Corp.	2.0
Amylin Pharmaceuticals, Inc.	2.1	Ulta Salon Cosmetics & Fragrance, Inc.	1.9
Casey's General Stores, Inc.	2.0	Tupperware Brands Corp.	1.9
ANSYS, Inc.	2.0	Syntel, Inc.	1.8
		Total	21.0

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 22 years
- Kent L. Johnson, CFA, 23 years
- Matthew T. Loucks, CFA, 16 years
- Robert W. Sit, CFA, 20 years
- Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.8
Technology Services	12.1
Producer Manufacturing	10.6
Electronic Technology	8.6
Finance	7.7
Retail Trade	7.4
Consumer Non-Durables	6.6
Industrial Services	6.2
Sectors Less Than 6.0%	21.1
Cash and Other Net Assets	3.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$79.2
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	$4.8
Median Market Cap (Billions):	$2.9
Turnover Rate:	22.3%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® Growth Index is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

The Fund invests in small-cap stocks, which involve additional risks such a limited liquidity and greater volatility.

Sit Dividend Growth Fund

As of June 30, 2012

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE



Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Kent L. Johnson, CFA, 23 years
Michael J. Stellmacher, CFA, 21 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	-2.66	3.76	15.74	3.24	7.49	1.86	1.56
S&P 500® Index	-2.75	5.45	16.40	0.22	4.52		
Class S Shares	-2.72	3.53	15.45	n/a	5.69	1.62	1.33
S&P 500 Index	-2.75	5.45	16.40	n/a	2.98		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59	16.48	3.29	7.30
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25	16.19	2.98	7.18
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47	15.06	2.11	9.49

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Chevron Corp.	3.6	Procter & Gamble Co.	1.9
International Business Machines Corp.	2.6	Microsoft Corp.	1.8
Verizon Communications, Inc.	2.3	Qualcomm, Inc.	1.8
Occidental Petroleum Corp.	2.2	Pfizer, Inc.	1.7
PepsiCo, Inc.	2.0	Johnson & Johnson	1.7
		Total	21.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.6
Health Technology	9.7
Electronic Technology	9.6
Consumer Non-Durables	9.3
Producer Manufacturing	8.9
Energy Minerals	8.8
Retail Trade	5.7
Technology Services	5.4
Sectors Less Than 4.0%	24.7
Cash and Other Net Assets	4.3

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$619.7
S Share Assets (Millions):	$100.9
Number of Holdings:	88
Wtd. Avg. Market Cap (Billions):	$79.4
Median Market Cap (Billions):	$28.1
Turnover Rate:	26.8 %

Sit Global Dividend Growth Fund

As of June 30, 2012

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	-3.89	-2.44	8.48	2.00	1.78
Class S Shares	-3.87	-2.60	8.22	1.77	1.55
Composite Index	-4.48	-2.61	4.32		
S&P 500® Index	-2.75	5.45	6.58		
MSCI EAFE Index	-7.13	-13.83	0.74		

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Funds performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ.

TOTAL RETURN BY CALENDAR YEAR (%)

	2008*	2009	2010	2011	YTD 2012
Class I Shares	-5.25	24.65	11.59	-2.59	5.70
Class S Shares	-5.31	24.40	11.32	-2.89	5.65
Composite Index	-21.11	28.67	12.21	-3.78	6.91
S&P 500 Index	-21.94	26.47	15.06	2.11	9.49
MSCI EAFE Index	-19.95	31.78	7.75	-12.14	2.96

*Due to the Fund's inception date of 9/30/08, the 2008 calendar year returns of the Fund and its benchmarks reflect performance since 9/30/08.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	12.6
Energy Minerals	11.0
Health Technology	10.5
Consumer Non-Durables	9.0
Producer Manufacturing	8.5
Electronic Technology	7.9
Retail Trade	6.5
Communications	4.4
Sectors Less Than 4.4%	26.4
Cash and Other Net Assets	3.2

PORTFOLIO COUNTRY ALLOCATION (%)

United States	59.3
United Kingdom	13.9
Switzerland	5.4
Australia	3.7
Ireland	3.0
Canada	2.5
Norway	1.6
Germany	1.3
6 Countries Less Than 1.3%	6.1
Cash and Other Assets	3.2

TOP TEN HOLDINGS

Company Name	% of Net Assets
Centrica, PLC	2.8
Chevron Corp.	2.7
Royal Dutch Shell, PLC, ADR	2.6
Rogers Communications, Inc.	2.5
GlaxoSmithKline, PLC, ADR	2.2
International Business Machines Corp.	2.1
Occidental Petroleum Corp.	2.1
Pearson, PLC, ADR.	2.1
SGS SA	1.9
Verizon Communications, Inc.	1.9
Total	12.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$10.4
S Share Assets (Millions):	$2.6
Number of Holdings:	79
Wtd. Avg. Market Cap (Billions):	$81.9
Median Market Cap (Billions):	$47.2
Turnover Rate:	26.7%

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500® Index and 40% MSCI EAFE Index) and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 22 years
- Kent L. Johnson, CFA, 23 years
- Raymond E. Sit, 20 years
- Michael J. Stellmacher, CFA, 21 years
- Tasha M. Murdoff, 16 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The S&P 500® Index is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. The Composit Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit International Growth Fund

As of June 30, 2012

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Tasha M. Murdoff, 16 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	829800-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI EAFE Index (Europe, Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the US & Canada. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	-4.87	-10.69	9.16	-5.39	3.02	3.37
MSCI EAFE Growth Index	-7.27	-12.56	7.62	-4.60	4.91	3.23

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
International Growth	28.70	12.97	14.67	18.19	16.08	-44.99	27.65	9.51	-10.80	5.56
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70	29.36	12.25	-12.11	3.86

PORTFOLIO SECTOR ALLOCATION (%)

Finance	14.0
Producer Manufacturing	13.5
Consumer Non-Durables	12.0
Health Technology	9.1
Energy Minerals	7.9
Non-Energy Minerals	5.2
Electronic Technology	4.8
Consumer Services	4.4
Sectors Less Than 4.4%	25.8
Cash and Other Net Assets	3.3

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	24.5
Switzerland	14.1
Japan	10.5
Australia	6.8
France	6.6
Germany	5.6
China/Hong Kong	4.9
Canada	4.7
13 Countries Less Than 4.7%	19.0
Cash and Other Assets	3.3

TOP TEN HOLDINGS

Company Name	% of Net Assets
Royal Dutch Shell, PLC, ADR	4.1
BHP Billiton, Ltd.	3.5
Diageo, PLC, ADR	3.4
Nestle SA	3.2
British American Tobacco, PLC	3.0
Honda Motor Co., Ltd.	2.9
Pearson, PLC, ADR	2.7
Centrica, PLC	2.7
GlaxoSmithKline, PLC, ADR	2.6
Syngenta AG	2.5
Total	30.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$19.3
Number of Holdings:	60
Wtd. Avg. Market Cap (Billions):	$54.8
Median Market Cap (Billions):	$26.6
Turnover Rate:	27.8%

Sit Developing Markets Growth Fund

As of June 30, 2012

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	-9.29	-16.29	7.57	-2.79	10.47	4.50
MSCI Emerging Markets Index	-10.00	-18.22	7.18	-2.42	11.35	3.90

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2003	2004	2005	2006	2007	2008	2009	2010	2011	YTD 2012
Developing Markets Growth	45.96	16.54	33.77	31.59	40.72	-55.26	73.97	14.53	-18.48	0.74
MSCI Emerging Markets Index	51.59	22.45	30.32	29.18	36.48	-54.48	74.50	16.36	-20.41	2.29

PORTFOLIO SECTOR ALLOCATION (%)

Finance	13.9
Energy Minerals	12.4
Non-Energy Minerals	11.7
Consumer Non-Durables	11.4
Electronic Technology	9.7
Consumer Services	9.2
Communications	7.7
Producer Manufacturing	5.8
Sectors Less Than 5.5%	16.1
Cash and Other Net Assets	2.1

PORTFOLIO COUNTRY ALLOCATION (%)

Brazil	22.3
China/Hong Kong	21.8
South Korea	14.6
South Africa	7.4
Australia	5.1
Taiwan	4.0
Mexico	3.9
Thailand	3.0
10 Countries Less Than 3.0%	15.8
Cash and Other Assets	2.1

TOP TEN HOLDINGS

Company Name	% of Net Assets
Samsung Electronics Co., Ltd.	5.2
Cia de Bebidas das Americas, ADR	4.2
Vale SA, ADR	3.8
BHP Billiton, Ltd., ADR	3.3
CNOOC, Ltd., ADR	3.2
Bangkok Bank PCL	3.0
Banco Bradesco SA	2.7
Shinhan Financial Group Co., Ltd.	2.6
Petrobras	2.4
New Oriental Education & Tech. Group, ADR	2.4
Total	32.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$11.6
Number of Holdings:	57
Wtd. Avg. Market Cap (Billions):	$37.5
Median Market Cap (Billions):	$16.3
Turnover Rate:	22.6 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE



Style
Value
Blend
Growth
Capitalization
Large
Mid
Small

INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 22 years
Raymond E. Sit, 20 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The MSCI Emerging Markets Index (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Investing in foreign securities, especially in developing markets, entails greater volatility, political & economic risks, and risks associated with accounting method differences.

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,

NOTICE

Your resources for estimating capital gains on your investments have changed.

In previous years, Sit Mutual Funds provided estimates of capital gains that each Fund will pay. These were published in the Fall issue of the newsletter. In 2012 and all years thereafter, these estimates will only be published on our website at www.sitfunds.com. There will be a prominent link to the current year's capital gains estimates on the Sit Mutual Funds website homepage as soon as available, which will be in mid November. Of course you may continue to call an Investor Services Representative for current year estimates beginning in mid November.

Actual Capital gains are paid in mid December, and that information will be reported by Fund on the website once those payments are known. The Winter issue of the newsletter will publish the actual capital gains each Fund paid.

After the end of the year, your year-end statement will report capital gains on your individual investments. You should receive your year-end statements by mid January.

Retirement Planning (Continued from page one.)

Current Income Portfolio	Income and Growth Portfolio	Growth Portfolio	High Growth Portfolio
70% U.S. Government Securities Fund*	45% U.S. Government Securities Fund*	30% U.S. Government Securities Fund*	20% U.S. Government Securities Fund*
20% Dividend Growth Fund**	25% Dividend Growth Fund**	25% Dividend Growth Fund**	10% Dividend Growth Fund**
10% Large Cap Growth Fund	10% Large Cap Growth Fund	15% Large Cap Growth Fund	20% Large Cap Growth Fund
	10% Mid Cap Growth Fund	10% Mid Cap Growth Fund	15% Mid Cap Growth Fund
	10% International Growth Fund	10% International Growth Fund	15% International Growth Fund
		10% Small Cap Growth Fund	10% Small Cap Growth Fund
			10% Developing Markets Growth Fund

*For tax-exempt income, use the Sit Tax-Free Income or the Sit Minnesota Tax-Free Income Funds.
**May substitute the Sit Global Dividend Growth Fund.